UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

April 24, 2018
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily REIT I, Inc.
(Exact name of issuer as specified in its charter)

Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121

(801) 278-0700
(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.        Other Events
Net Asset Value

On April 24, 2018, our board of directors determined the value of our shares of common stock at $11.01 per share as of December 31, 2017, based on the Company’s net asset value. The net asset value of the Company was determined primarily by independent appraisals and considered metrics such as cash flows, comparable sales metrics, capitalization rates, loan balances, interest rates and financial projections as well as other assets and obligations of the Company. Subsequent to the board's determination, and as disclosed in our Form 1-U dated May 15, 2018, the board approved a policy change whereby net asset value will be determined on an annual basis. Net asset value will be determined and disclosed each fall going forward.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT I

By:	/s/ Gregg Christensen
Name:	Gregg Christensen
Title:	Executive Vice President, Secretary & General Counsel

Date:   July 23, 2018